SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

THE M PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 27, 2012

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments, at fair value	$143,370,843	$143,605,220

Receivables:
Employer contributions	4,745,226	3,723,662
Employee contributions	400,138	—
Notes receivable from participants	1,987,660	1,900,770
Accrued investment income	—	6,204

Total receivables	7,133,024	5,630,636

Total assets	150,503,867	149,235,856

LIABILITIES:
Return of excess employee contributions	113,063	30,459

Total liabilities	113,063	30,459

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	150,390,804	149,205,397

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(193,278)	—

NET ASSETS AVAILABLE FOR BENEFITS	$150,197,526	$149,205,397

See accompanying notes to the financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$10,240,007
Employer contributions	7,435,274
Rollover contributions	892,364

Total contributions	18,567,645

INVESTMENT INCOME:

Interest and dividend income	2,949,817
Notes receivable repayment interest	66,187

Total investment income	3,016,004

Total additions	21,583,649

DEDUCTIONS:

Benefits paid to participants	14,923,586
Net depreciation in fair value of investments	5,652,046
Administrative expenses	15,888

Total deductions	20,591,520

INCREASE IN NET ASSETS	992,129

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	149,205,397

End of year	$150,197,526

See accompanying notes to the financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, Inc., Mindshare USA, LLC, Maxus Communication LLC, Mediaedge:cia, LLC, Mediacom Worldwide Inc., IEG, LLC, Leverage Group, Inc., Catalyst Online LLC and Midas Exchange Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan. Bank of America, N.A. was the Trustee and Custodian for the Plan through September 15, 2011. Effective September 16, 2011, Mercer HR Services, LLC, is the recordkeeper and Trustee of the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant is eligible to participate in the profit sharing contribution component of the Plan on the first of the month following one year of continuous service and a participant must be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, one common collective trust fund and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants - Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2011, interest rates ranged from 3.25% to 9.50% for outstanding loans.

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Employer’s contribution is based on years of service. Prior to January 1, 2007, participants were 100 percent vested in the Company’s profit sharing contributions on their behalf after 5 years of service and 100 percent vested in the Company’s matching contributions on their behalf after 3 years of service. Effective January 1, 2007, participants are 100 percent vested in both their portion of profit sharing contributions and matching contributions after 3 years of service.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

Forfeited Accounts - At December 31, 2011 and 2010, forfeited non-vested accounts totaled approximately $420,000 and $393,000, respectively. These accounts will be used to reduce future employer contributions. During 2011, approximately $381,000 of cumulative forfeitures were used to reduce employer matching contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

From September 16, 2011 to November 8, 2011, the Charles Schwab Stable Value Fund (“CSSVF”) was valued at contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. On November 8, 2011, the trustees of the Charles Schwab Bank announced its plans to terminate the CSSVF effective on April 30, 2012. After the November 8th termination announcement, the CSSVF’s investments consisted of four short-term government funds and one guaranteed investment contract.

From January 1 to October 6, 2010, the Bank of America Retirement Preservation Trust (“BOA Trust”) was valued at the contract value as described in Accounting Standards Codification 946-210-45 through 946-210-55. On October 6, 2010, the trustees of the BOA Trust approved a resolution to terminate the Trust and commence liquidation of its assets and adopted a liquidation basis of accounting in conformity with GAAP. Effective with the Trustee’s October 6, 2010 approval of the Resolution, the Trust terminated the wrap contracts and on October 7, 2010 the Trust’s assets were invested in short-term bond funds. As a result, the Trust assets valuation changed from contract accounting to fair value accounting. In September 2011, when the Plan engaged a new trustee, these assets were sold and reinvested in other funds with the new trustee.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and common requirements for measurement of, and disclosure about, fair value between U.S. GAAP and International Financial Reporting Standards. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This pronouncement is effective for periods beginning after December 15, 2011 with early adoption prohibited. The Plan does not expect the adoption of this pronouncement to have a material effect on its financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions - The Plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2011 and 2010, the Plan recorded a liability of $113,063 and $30,459, respectively, which were refunded to participants as required during years 2012 and 2011.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2012, the date the financial statements were available to be issued and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

3.	FAIR VALUE MEASUREMENTS (continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Bank of America, N.A. Equity Index Trust (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Charles Schwab Stable Value Fund III, a common collective trust, invests primarily in short-term government funds and one bank-issued guaranteed investment contract.

At December 31, 2010, the Bank of America, N.A. Retirement Preservation Trust, a common collective trust, invested primarily in short-term bond funds valued at the liquidation value as described in Note 2 to the financial statements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$17,434,212	$—	$—	$17,434,212
Growth funds	51,901,421	—	—	51,901,421
Income fund	374,855	—	—	374,855
Money market fund	911,312	—	—	911,312
Stock funds	20,940,674	—	—	20,940,674
Value funds	21,158,523	—	—	21,158,523
Common collective trust	—	28,011,058	—	28,011,058
WPP Stock Fund	2,638,788	—	—	2,638,788

Total assets at fair value	$115,359,785	$28,011,058	$—	$143,370,843

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

3.	FAIR VALUE MEASUREMENTS (continued)

	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond fund	$16,775,926	$—	$—	$16,775,926
Growth funds	49,005,607	—	—	49,005,607
Money market fund	60,486	—	—	60,486
Stock funds	18,677,547	—	—	18,677,547
Value funds	19,073,610	—	—	19,073,610
Common collective trusts	—	36,588,795	—	36,588,795
WPP Stock Fund	3,271,668	—	—	3,271,668
Cash	151,581	—	—	151,581

Total assets at fair value	$107,016,425	$36,588,795	$—	$143,605,220

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

During 2011, the Plan’s assets included the CSSVF. The CSSVF included fully benefit-responsive investment contracts.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statement of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield and crediting interest rates for the CSSVF were 1.53% and 4.59%, respectively, for 2011. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

5.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010
Description of Investment	Shares	$ Value	Shares	$ Value
Charles Schwab Stable Value Fund III	129,336.8980	28,011,058	*	*
Royce Pennsylvania Fund Inv	733,527.1560	7,892,752	*	*
Vanguard Equity Income Fund	420,290.4240	9,204,360	*	*
Vanguard Institutional Index Fund	103,593.9320	11,917,446	*	*
Vanguard Primecap Fund	164,738.3220	10,170,944	*	*
American Capital World GR & Inc R6	272,777.3160	8,761,607	279,026.1558	9,950,073
American Europacific Growth R6	214,746.5120	7,544,045	194,496.1734	7,912,104
Mainstay Large Cap Growth Fund	2,250,985.3390	15,914,466	1,939,456.7306	14,041,667
PIMCO Total Return Fund I	1,551,531.0520	16,865,143	1,546,168.2662	16,775,926
Equity Index Trust XIII	*	*	801,540.6726	9,057,410
Retirement Preservation Trust	*	*	27,531,385.0100	27,531,385
Vanguard Primecap Fund	*	*	183,093.3882	12,047,545
Oppenheimer Main St. Small & Mid Cap Fund	*	*	406,875.2644	8,727,474

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 or 2010.

During the year ended December 31, 2011, the Plan’s investments, (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $5,652,046 as follows:

Investment Category
Common collective trust fund	$714,378
Mutual funds	(5,862,932)
WPP Stock Fund	(503,492)

Net depreciation in fair value of investments	$(5,652,046)

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Bank of America, who was the Trustee and Custodian of the Plan until September 15, 2011. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2011, the Plan held 50,522 WPP plc ADSs in the WPP Stock Fund valued at $2,638,788, and at December 31, 2010 the Plan held 52,794 WPP Group plc ADSs in the WPP Stock Fund valued at $3,271,668.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

Fees incurred by the Plan for the investment management services from the Trustee were $15,662 for the year ended December 31, 2011.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEAR ENDED DECEMBER 31, 2011

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contribution portion of their account.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated January 28, 2004, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to IRS Form 5500:

	2011	2010
Net assets available for benefits per financial statements	$150,197,526	$149,205,397
Employer contribution receivable	(4,745,226)	(3,723,662)
Employee contribution receivable	(400,138)	—
Deemed loans	(22,417)	—
Excess contributions payable	113,063	30,459

Net assets available for benefits per IRS Form 5500	$145,142,808	$145,512,194

***

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

		The M Plan, EIN 52-222835, PN 001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
	Charles Schwab	Charles Schwab Stable Value Fund III	*	*	$28,011,058

	Mutual Funds:
	American Funds	American Capital World GR & Inc R6	*	*	8,761,607
	American Funds	American Europacific Growth R6	*	*	7,544,045
	JPMorgan	JPMorgan Mid Cap Value Fund	*	*	5,627,088
	Mainstay Investments	Mainstay Large Cap Growth Fund	*	*	15,914,466
	Neuberger Berman Funds	Neuberger & Berman Mid Cap Growth Fund	*	*	2,973,371
	T. Rowe Price	T. Rowe Price Retirement Income Fund	*	*	374,855
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	*	*	2
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	*	*	321,952
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	*	*	87,700
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	*	*	1,734,559
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	*	*	187,293
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	*	*	1,571,780
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	*	*	387,981
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	*	*	2,805,463
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	*	*	206,387
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	*	*	77,493
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	*	*	25,233
	PIMCO	PIMCO Total Return Fund I	*	*	16,865,143
	PIMCO	PIMCO Real Return Fund I	*	*	179,067
	Royce	Royce Pennsylvania Fund Inv	*	*	7,892,752
	Vanguard	Vanguard Equity Income Fund	*	*	9,204,360
	Vanguard	Vanguard Extended Market Index Fund S	*	*	61,389
	Vanguard	Vanguard Intermediate Term Bond Index Fund	*	*	390,002
	Vanguard	Vanguard Institutional Index Fund	*	*	11,917,446
	Vanguard	Vanguard Primecap Fund	*	*	10,170,944
	Vanguard	Vanguard Total International Stock Fund	*	*	200,232
	Vanguard	Vanguard Wellington Income Fund	*	*	6,327,075
	Federated Investment Management	Federated Government Obligations Fund	*	*	911,312

	Total mutual funds				112,720,997

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	2,638,788

	Total Investments				143,370,843
	Notes receivable from participants	Interest rates from 3.25% - 9.50%			1,987,660

	Total Assets Held for Investment				$145,358,503

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 28, 2012	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm